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                           NOTICE OF CHANGE OF AUDITOR
                           ---------------------------

Kinross Gold Corporation (the "Corporation") hereby provides notice pursuant to National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") of a change of auditors from Deloitte & Touche LLP ("D&T"), Chartered Accountants, to KPMG LLP ("KPMG"), Chartered Accountants, for the 2005 financial year.

1. On November 7, 2005, the Chairman of the Audit Committee of the Corporation, on behalf of the Board of Directors, notified D&T that the Corporation was requesting that D&T not stand for reappointment as auditors of the Corporation for the financial year ending December 31, 2005.

2. Following its receipt of that request, by letter dated November 11, 2005 D&T has confirmed to the Corporation that it will not stand for re-appointment as auditors for the financial year ending December 31, 2005.

3. On the recommendation of the Audit Committee of the Corporation, the Board of Directors of the Corporation has considered and approved the non-reappointment of D&T as auditors of the Corporation and the proposal to engage KPMG as auditors of the Corporation for the financial year ending December 31, 2005.

4. The Corporation will ask that the shareholders of the Corporation ratify the appointment of KPMG as auditors of the Corporation for the financial year ending December 31, 2005 at the next annual meeting of the shareholders of the Corporation.

5. D&T did not have any reservation in its auditor's report for the financial statements of the Corporation for the financial year ended December 31, 2003, however the Corporation has previously announced that it will restate its financial statements for that financial year and D&T has since withdrawn its auditor's report on those statements. The Corporation has not filed audited financial statements for its financial year ended December 31, 2004 or restated financial statements for its financial year ended December 31, 2003, and D&T's audit reports on such statements have not been received yet.

6. During the period commencing January 1, 2003 to the date hereof, there were no reportable events (as defined in subsection 4.11(1) of NI 51-102), other than the following disagreement:

        On November 9, 2004, the Corporation entered into a letter of intent in connection with the purchase from Rio Tinto PLC of a 51% interest in the Paracatu gold mine in Brazil. D&T disagreed with the Corporation's view that this proposed transaction did not result in an event or a change of circumstances during the third quarter of 2004, that more likely than not reduced the fair value of Kinross' previously owned 49% interest in the Paracatu gold mine below its carrying value, which would have resulted in a requirement to test goodwill for impairment. Management ultimately agreed to assess whether goodwill was impaired as a result of the negotiation of that letter of intent, and the disagreement was resolved to the satisfaction of D&T by the Corporation recognizing a goodwill impairment of $143 million in the third quarter of 2004.

        The disagreement was discussed with the Audit Committee of the Corporation and the Corporation has authorized D&T to respond fully to inquiries of KPMG concerning the disagreement.

7. The Corporation has requested D&T and KPMG to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

DATED as of this 15th day of November, 2005.

                                        KINROSS GOLD CORPORATION

                                        (Signed) John Brough
                                        ----------------------------------------
                                        Name: John Brough
                                        Title: Chairman of the Audit Committee